Caledonia Announces the Phase 3 Drilling Program at the Nama Cobalt Project in Zambia and the Filing of a further NI 43-101 Technical Report

Toronto, Ontario – May 8, 2007: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM: CMCL) announces the Phase 3 drilling program at the Nama Cobalt Project in Zambia.  The Company has also filed on SEDAR and its website (www.caledoniamining.com) the National Instrument 43-101 Technical Report for Anomalies “A” and Anomaly “C”, which have a combined total resource of 121,874,000 tons at a Cobalt grade of 0.047% (see press release dated April 2, 2007).

Nama

Caledonia is the 100% owner of the Nama Project, which covers a number of polymetallic oxide deposits containing cobalt and copper, located on the northwestern flank of the Zambia Copperbelt.

The Drilling Program

The Phase 3 Drilling Program will commence in June 2007 and will consist of additional diamond and reverse circulation drilling of anomalies “A”, “C” “D”, “E” and “F”.   This program is expected to be completed by December 2007 at an estimated cost of US$2.3 million, and Caledonia anticipates reporting the results of this drilling program in the second quarter 2008.

The objective of the Phase 3 Drilling Program is to further enhance the geological confidence at anomalies A and C, as well as prove up an additional resource tonnages at increased geological confidence at anomalies D, E and F with a view to publishing a NI 43-101 resource statement for anomalies A, C, D, E and F in 2008.

Metallurgical Testwork Update on Anomaly “A”

The metallurgical testwork is well advanced and is now focusing on verifying the hydrometallurgical aspects of the proposed process.  It is anticipated that this will be completed by second quarter 2007.  Following completion of this testwork, an independent pre-feasibility study will be prepared to verify the Company’s internal project economics and should be completed by the end of the fourth quarter 2007.

The NI 43-101 Technical Report was prepared by Mr. David Grant BSc, MSc, Pr Sci Nat, CGEOL, FGS, FGSSA, FSAIMM who is the Independent Qualified Person for the purposes of Canadian securities regulations for the Nama project. Mr. Grant was following-up on a recommendation made in his Technical Report for the Anomaly “A” resource, which can be viewed at http://www.caledoniamining.com/technical.php

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452	Jeremy Porter Seymour Pierce Limited AIM Nominated Advisor Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are “forward-looking statements”.  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.